FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Question and Answer

John Christopher Hodulik

UBS Investment Bank, Research Division

Okay, everybody. Good afternoon, and thanks for joining us. I’m John Hodulik, the telecom and media analyst here at UBS. I’m pleased to announce our next speakers are Greg Peters and Ted Sarandos, the co-CEOs of Netflix.

Thanks for being here, guys.

Thanks for taking time out of what definitely a busy schedule for you.

Theodore A. Sarandos

Co-CEO, President & Director

Yes.

John Christopher Hodulik

UBS Investment Bank, Research Division

So we’ve got 35 minutes for Q&A, and I figure we’ll just dig right in. Paramount’s Skydance is now offering an alternative bid to Warner Bros.’ shareholders. What are your thoughts? .

Good opener. Go right for it.

Theodore A. Sarandos

Co-CEO, President & Director

Today’s move was entirely expected. We have a deal done, and we are incredibly happy with the deal. We think it’s great for our shareholders, we think it’s great for consumers. We think it’s a great way to create and protect jobs in the entertainment industry. We’re super confident we’re going to get it across the line and finish. So we’re excited. .

John Christopher Hodulik

UBS Investment Bank, Research Division

Obviously, Warner Bros. is significant deal for you guys and for the media industry.

Theodore A. Sarandos

Co-CEO, President & Director

Yes.

John Christopher Hodulik

UBS Investment Bank, Research Division

Help us understand the rationale for the transaction and the benefits to both members and shareholders of the combination?

Gregory K. Peters

Co-CEO, President & Director

Yes. One, we recognize that this is unexpected. We haven’t done this before. So maybe just walk you through a little bit of how we think this creates value and sort of also how we get to there and think about what’s the executability of all the theories that we’ve built into the case. And so we’ve broken it down essentially into 3 phases. And it’s worth noting that Phase 1 is essentially between now and close. And Phase 1, our job is to continue to grow our business.

We got a tremendous opportunity for organic growth that we still are very, very excited about, and our job is essentially to execute against that. And we think that that’s a relatively low risk. We know how to go do that. By the way, Warner Bros will be doing the same in parallel as well. And then you get into the close period. And we see — essentially, this is where we saw 2 really big centers of value that we believe are highly executable, and we can implement in this space.

The first part is there’s a bunch of titles that the Warner teams have that we think that there’s more value to unlock in. And we think we have exactly the platform to go do that. We’ve got incredible reach. We’ve got a project experience that maximizes the value and content. This is the business that we are in. Essentially, we are constantly in the business of evaluating various different licensing opportunities for titles and then trying to figure out how do we maximize the value of that asset on our platform.

So again, that’s something we do day in and day out, and we think it’s relatively low risk to execute. The other component is around HBO, the brand and the service. And HBO is an incredible brand with an incredible history. It speaks prestige TV. We want to double down on that concept. And then we think that, that gives us an additional lever, additional tool, essentially to think about how to compose plans and offerings for different consumers that give them the right kind of entertainment they want at the right price point.

And we think that we are in the business of doing that kind of optimization. And it sounds like that might be hard to go do. But recognize, we’ve just done that. We’ve done that with our ads plan as an example. We’ve had to think about how do you compose a set of offerings to maximize value for the business, while keeping consumers happy with different offerings. So we see that again as completely executable and we know how to iterate and solve that problem as well.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

And just to be clear, that’s — when we sort of built our valuation model and sort of set the price, those are the centers of value that we really put into that. And so we felt like, hey, we can go achieve on these things. There’s a third phase, which is when you get into — we’ve got amazing IP and all sorts of things that we can go deliver on this. We believe and we’re very confident that there’s things that we’re going to unlock that have value there. We actually don’t know exactly what those are. So we didn’t give ourselves credit for them in the valuation model. So we think we’ve been appropriately conservative about building value where we think we can actually go deliver it. We think we can deliver more. There’s upside in the deal at the end of the day. But we’re super excited on being able to deliver on those pieces.

Theodore A. Sarandos

Co-CEO, President & Director

Yes. And I would just add to that, we’re — obviously, there’s the direct-to-consumer streaming business, which we’re deeply committed to for both companies. It’s very — the consumers love it. I think it’s something that we’re quite good at. In this transaction, we pick up 3 businesses basically that we’re not currently in. So meaning we have no redundancies currently. But like — and one of them is a motion picture studio with a theatrical distribution machine.

And so there’s been a lot of speculation on what we would do with this. I think it’s really important to note that we haven’t talked at all, about what we’re going to do this, but what we are going to do with this is we’re deeply committed to releasing those movies exactly the way they’ve released those movies today.

All 3 of these new businesses, we want to keep operating largely as they are. The theatrical business, we have not talked a lot about in the past about wanting to do it because we’ve never been in that business. And when this deal closes, we are in that business, and we’re going to do it. So think about it if we did this deal 24 months ago, all of those movies we saw this year do so well at the box office for Warner Bros. would have been released in the same way in theaters.

I’m talking about Minecraft. I’m talking about Superman. I’m talking about Weapons, all those movies — and Sinners. These movies will be released on Netflix through theaters the way that Warner Brothers did it before. But with the Warner Bros. operating entity, we think it’s really important in the way that they create and the way that they drive value. We didn’t buy this company to destroy that value. The second one is the television studio who produce and license content to third parties. Also, we were never in that business, we are now. And I think it’s an important thing that the — when we get under the hood, that’s a really healthy business.

It’s not as big as ours, and that’s why we haven’t really focused that much on doing it. The growth opportunity in our core business has been greater. But now in this transaction, we own that business. And Channing and that group did a phenomenal job, and we want them to continue to do that phenomenal job. And then HBO is another example of that, which is, as Greg said, this is a prestige television brand that people really love.

And I would say that they have been doing gymnastics to make themselves into a general entertainment brand. And I think under this transaction, they don’t have to do that anymore. We already a very well-established general entertainment brand, and we want HBO to double down on the things that people have loved for 50 years about HBO. The fact that prestige television and movies in the various pay TV windows. These are the things that we’re going to keep going in this business. And I think when we looked at the whole deal, you’d see that their assets work better in our business model and our business model works better with these assets.

John Christopher Hodulik

UBS Investment Bank, Research Division

Got it. That’s clear. Regulatory approval is obviously a big question we’re getting. How the market is defined is a big part of that process. How do you define the market? And what gives you the confidence the deal gets approved?

Gregory K. Peters

Co-CEO, President & Director

I think we’d want to start by saying it’s not our position to tell the regulators how to think about this. The regulators have to do their work and define the market in a way that they think is right. Clearly, they’ll do their analysis, and we’ll support them with whatever they need in that regard. But if we go back to the fundamentals of this deal. We are very confident that regulators should and will approve it. At the end of the day, it’s pro consumer, delivers more value to those folks, it’s pro creator, we’re going to increase our content spend and deliver more. That’s great for them. That means it drives jobs, it’s pro workers in that regard. It’s pro growth, it’s pro innovation.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

So we think we’ve got a good story for all the constituents that we have. And then if you step back and we brought the slide around just to sort of talk about how...

John Christopher Hodulik

UBS Investment Bank, Research Division

We had a feeling this might come up.

Gregory K. Peters

Co-CEO, President & Director

Yes, exactly right. We thought that this might be a topic and we just want to really bring the facts to this conversation because if you look at Nielsen, this is Nielsen number of view hours on TV. In the U.S., you can look at the — your left right there. We’re sixth in the current ranking right now. We’re behind YouTube. We’re behind Disney. We’re behind NBCUniversal, we’re behind Fox, we’re behind Paramount. And then if you say, okay, well, you’re going to go buy HBO and HBO Max, put that viewing on the list.

This is what that would look like. We go from 8% of view hours today in the United States to 9%. So we’re still behind YouTube at 13%. And potentially worth noting that we would be behind what would be if Paramount combined with WBD, them at 14%. So we think that there’s a really strong fundamentals based case here for why regulators should approve this deal.

Why don’t you pick it up from...

John Christopher Hodulik

UBS Investment Bank, Research Division

I was going to say how should we think about the President’s recent comment?

Theodore A. Sarandos

Co-CEO, President & Director

Yes, I think you should think the President cares deeply about American industry, and he loves the entertainment industry. I’ve talked to him many times since the election about the different challenges facing the entertainment industry. He definitely understands the dynamics of what we were just talking about. Television is a very broad landscape of — and view hours is probably the best way to capture it.

What people are watching on TV, it might be cable, which we do not own any cable channels or it might be a network, which we do not own a broadcast network, and it might be streaming. And these things trade off pretty broadly. I would say it’s very important that what the President has been interested in, in this deal has been to what extent does it protect and create jobs in America.

And he understands what we do, which is that we drive a ton of great work in America. Our original productions have employed 140,000 people to 2020 to 2024. Our economic contribution to the U.S. economy in that production is about $125 billion. We are producing in all 50 states. We’ve used 500 independent production companies to make content for us, about roughly 1,000 original projects.

And beyond just the jobs, we’re also producing — we’re also investing in the entertainment ecosystem. We’re spending $1 billion building a studio in New Jersey right now, built on the old Fort Monmouth military base, it’s been empty for about 13 years, and it’s revitalizing the economy all over that area. We’ve got 11 films in production right now in New Jersey. We have a fully running studio we built in New Mexico.

It’s been a great job center and great jobs training center. We’ve got many of our shows that we’re shooting there. So we continue to invest in this. And again, I think the President’s interest in this are the same as ours, which is to create and protect jobs. In this merger that — in the offer that Paramount was talking about today, the Ellisons were talking about $6 billion of synergies, where do you think synergies come from? Cutting jobs. So we’re not cutting jobs. We’re making jobs.

John Christopher Hodulik

UBS Investment Bank, Research Division

Makes sense. So up until this deal, the company and the strategy has been very simple and straightforward, do all these benefits outweigh the increasing complexity you’re going to experience by putting these 2 companies together?

Theodore A. Sarandos

Co-CEO, President & Director

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Look, I think we built this company on a very simple proposition. We actually had 1 SKU for the longest time, right...

Gregory K. Peters

Co-CEO, President & Director

One model. .

Theodore A. Sarandos

Co-CEO, President & Director

One model. And that helped us build a really strong foundation. And the idea of that was you built a really strong foundation and then you can introduce new complexities to the business for future growth. And we have now been doing that pretty successfully, I think, by doing things that people would argue are pretty complicated.

Gregory K. Peters

Co-CEO, President & Director

And we’ve never done before either.

Theodore A. Sarandos

Co-CEO, President & Director

And we haven’t done any of them before. So the simplicity of — remember, we started making original series, our first original series, we didn’t — we weren’t doing movies then. We weren’t doing unscripted then, we weren’t doing any international originals then. And now we do all those things very successfully and producing in 50 countries today is pretty complicated.

Greg, you’ve talked about this ingest model that we’ve been doing with TF1. I think that’s…

Gregory K. Peters

Co-CEO, President & Director

It’s something new that’s been fresh as well. I mean it’s involved like standing up whole new businesses that we’ve never done before. We’ve never done live before, we’ve never done NAS so all great examples of us extending that core foundation and building on top of it.

Theodore A. Sarandos

Co-CEO, President & Director

Being nimble. Like I said, I do think that simplicity was an early super power, I think, of ours. And today, I think it’s enabled us to do things that are really much more complicated but also chase bigger prizes.

Gregory K. Peters

Co-CEO, President & Director

And I think we still want to be choosy. We’ve always been from the perspective of you do a small number of things, but you really do them to win and that’s sort of the same angle that we’re taking towards this opportunity as well.

John Christopher Hodulik

UBS Investment Bank, Research Division

It seems like a lot of the initiatives that you’ve had are sort of reaching their, not conclusion, but you’re far enough along on the ad side, you’re far enough long on other businesses that there’s room — there’s more room in terms of management…

Theodore A. Sarandos

Co-CEO, President & Director

And I think this would — all these things will benefit from all those things.

Gregory K. Peters

Co-CEO, President & Director

It might be — there’s maybe 2 statements to that and it’s that one of our core theories has been that everything the extension we do has got to have leverage from the core and lever back in success, right? And you say we’re far from done. I actually think about it quite the other way. I look at it as like we’ve reached sort of like escape velocity on some of them, but there’s that middle part of the growth yet, that’s still to come.

John Christopher Hodulik

UBS Investment Bank, Research Division

Makes sense. I realize it’s early in the process, but has there been any talk about management continuity within the Warner Bros assets just given all the talent there.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Gregory K. Peters

Co-CEO, President & Director

Yes. I mean — and it goes a little bit back to our core theory and why we like this deal so much because we really do see it as a complementary situation. If you think about the core business units that exist inside Warner’s that we would be acquiring, those — we don’t have those units right now. So we don’t have the redundancy issue. We’re not trying to consolidate, drop down 2 studios, to 1. That’s not the business we’re in. And so actually, we love these businesses. We like the leadership. We’ve got very strong people that are in charge of that.

We — as Ted said, we anticipate executing and running those businesses as they are. Again, there are businesses that we looked at before, and we weren’t opposed to it. It just — we had other things to go do. We had a long list of things that we felt like were higher priorities for us. But now that we have mature well functioning units coming as part of this, we’re excited to have those be run by their leaders, operate well. And we think there’s a ton we’re going to learn from them about operating...

Theodore A. Sarandos

Co-CEO, President & Director

I think back to what you kind of said earlier, but I think this idea that we’re not collapsing the studio, we are actually strengthening one of the most iconic studios in Hollywood by giving them a healthier business model to operate in and continue to release movies into the world, largely like they do right now.

John Christopher Hodulik

UBS Investment Bank, Research Division

I mean just pivoting on that, the combined company will have about $30 billion in combined content spend per year, making you by far the biggest spender in terms of entertainment content. How should we think about the content strategy for the company post deal, both in terms of how the money is spent and then how the content is distributed?

Theodore A. Sarandos

Co-CEO, President & Director

Well, look, I think the beauty of this model has been that it scales. And I think when you look at it and say, what has been the strategy is to continue to generate more joy for our members that, that pays back in retention and word of mouth and all the positive benefits to a subscription business. But to do that, you have to have great content, a lot of things to watch. And that’s what we keep investing into, so that $30 billion, it’s a big number for sure, but it’s like we’ve been growing organically to that number prior to this transaction.

We’re going to get there faster. And after the transaction, we’re going to continue to grow on that trajectory. As we improve distribution of those other titles, and there’s other assets in the Warner Bros. library, we’re able to then continue to reinvest because we’re pleasing members more and more and more, and they see more and more value in the business.

Gregory K. Peters

Co-CEO, President & Director

And getting more leverage off of those assets as well.

Theodore A. Sarandos

Co-CEO, President & Director

Correct. And then we do pick up some other distribution systems that we didn’t do before, but those are very healthy businesses. They’re just not as big as the direct-to-consumer streaming business, but they’re very healthy. We want to keep them going...

Gregory K. Peters

Co-CEO, President & Director

And they’re additive.

Theodore A. Sarandos

Co-CEO, President & Director

Yes, 100%.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

John Christopher Hodulik

UBS Investment Bank, Research Division

Maybe pivoting away from the deal, and we’ll come back to it a little bit. How would you describe that...

Theodore A. Sarandos

Co-CEO, President & Director

I have a little bit to add to that. Everyone else that has been kicked around in this transaction, have all been reducing their content spend. They’ve all been laying people off and cutting things. We’re investing into it. Like I said, we’re growing organically closer to that $30 billion as it is, and we want to continue to grow.

John Christopher Hodulik

UBS Investment Bank, Research Division

So the plan is not to synergize...

Theodore A. Sarandos

Co-CEO, President & Director

Absolutely, not. There’s plenty of room. As Greg just showed how small we are relative to the rest of the universe.

John Christopher Hodulik

UBS Investment Bank, Research Division

Makes sense. So maybe looking a little bit more near term, how would you describe this slate for 4Q and as you look out to ‘26?

Theodore A. Sarandos

Co-CEO, President & Director

Well, hopefully, some folks in this room are watching Stranger Things right now. So we’ve had a really strong Q4. Obviously, Guillermo del Toro’s Frankenstein, nominated for the Globe this morning, which we’re super proud of. House of Dynamite, which is fantastic, and we have a new season — before the year is out, we still have 2 more drops of Stranger Things coming, a new season of Emily in Paris, Wake Up Dead Man, which is the new Knives Out movie. That’s all between now and just the end of the year. So we’re really excited about Q4. And both I think — some of our core brands, a lot of new titles as well that people are getting really excited about. And Wake Up Dead Man, as you know, we’ve had this incredible kind of run with this franchise. And this one will be — we tinkered around a bit with different theatrical models with this one, too. And I think it’s going to be a different way for people to get more and more excited about it.

But it’s a healthy mix of our core brands and returning brands and all new titles coming up too.

And you want me to go to ‘26 because we’re just happy about ‘26 because too -- we’re going into — we have Narnia from Greta Gerwig that’s we’re really excited about. We’ve got new movies from Charlize Theron, Apex. We’ve got the Rip with the Ben Affleck and Matt Damon. And Matt also did another movie that will come out later in the year called Animals. It’s incredible. And we’ve got returning seasons of Bridgeton and One Piece and Beef and a bunch of the brands that people really, really love. So we’re excited about ‘26 outside of this transaction.

John Christopher Hodulik

UBS Investment Bank, Research Division

Got it. Okay. So we track the top 10 list pretty closely, and it looks like you’ve had some nice momentum in non-English titles this year, even outside of Squid Games. Where do you see the most untapped potential for locally produced content that can resonate globally? And does the deal sort of allow you to lean into that?

Theodore A. Sarandos

Co-CEO, President & Director

Well, for sure. I think a lot of these brands developing local language versioning for sure and spin-offs and exploring IP that hasn’t yet been explored from the library in different countries around the world is exciting.

I think what’s really exciting about the local language success to your point about — you’re talking about, I’m sure the Squid Games success earlier this year, which spawned like a big growth of excitement around K dramas. I’d be remiss not to talk about KPop Demon Hunters, but it’s not that. It complemented each other for sure. But what’s been really exciting is the cultural impact because I think we talk a lot about the Netflix effect in the U.S., and we all see it here a lot. But there’s things like Culinary Class Wars in Korea. Prior to that show, the notion of a celebrity chef did not exist in Korea.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

So that’s a big — caused whole new craze about the restaurant industry because of the success of this show. And Physical 100, again, because of that show’s success, that show was bigger in multiple countries than any of the big unscripted shows from any other network because the people just really fell in love with the storytelling. And it’s that kind of thing that we learned about sports adjacency storytelling that has really helped us grow into all kinds of unscripted programming and Physical 100 was a very — a brand-new area for us and the fact that it worked in that format, and it’s actually spinning off and doing multiple local formats of Physical 100 as well.

Gregory K. Peters

Co-CEO, President & Director

All around the world.

Theodore A. Sarandos

Co-CEO, President & Director

Imagine the Physical 100 started in Korea, but there’s going to be an Italian one where they duke it out in the Colosseum. But again, it’s a cultural impact that you’re able to have that we don’t always see it in the U.S. outside of the U.S., but it’s happening all over the world.

John Christopher Hodulik

UBS Investment Bank, Research Division

And also maybe live events. Is that another area that obviously you’ve had a lot of success in live event – both sports and…?

Theodore A. Sarandos

Co-CEO, President & Director

100%. Even before the end of this year, we’ve got a couple of big ones with the Jake Paul fight coming up on the 19th of December, and then we’ve got the all day of NFL football on Christmas Day. And then we’re also ramping up our — this will be the first time next year that we do local live programming for outside of the U.S.

Again, we took a couple of years, learned it, learned the technology, learned the taste. Remember, it’s limited. It’s a good investment. But because of the time zone, it’s limited in its footprint. And I think by doing more local live programming, you get the benefits locally. We saw it a lot in the Canelo Crawford fight was huge in Mexico for us outside of the U.S. as well. But once you get pretty far out of the time zone, people are sleeping. So that’s why we’ll grow that.

Gregory K. Peters

Co-CEO, President & Director

We’ll do World Baseball Classic in Japan, which I think should be super exciting and...

Theodore A. Sarandos

Co-CEO, President & Director

Women’s World Cup

Gregory K. Peters

Co-CEO, President & Director

Women’s World Cup. And so you see the synergistic effects of the other parts of our business around like advertising as well. So we feel it has that, that flywheel effect.

John Christopher Hodulik

UBS Investment Bank, Research Division

Exactly that’s a good pivot to advertising. It seems like the company upticks on advertising this quarter saying it will be more than double this year. What’s driving that? And what does the Warner Bros deal do for that revenue

Gregory K. Peters

Co-CEO, President & Director

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Yes. We’re seeing great trajectory, which we’re super excited about it. You mentioned the more than doubling. At the end of the day, we’re giving advertisers what they need, which is increasing reach. We’re giving them more capable platform in terms of targeting personalization and measurement we are giving them amazing brands that they could advertise alongside.

And so that’s really what’s fueling it right now. When it gets to the Warner deal, I would say, really, it’s around those titles driving more engagement, our ability to find more viewing for those titles. Obviously, it’s connected to the advertising revenue that we can drive. And then just like our existing titles, a lot of those titles are — they’re incredible properties that advertisers want to be connected to and be alongside. And so I think that drives our core thesis around advertising as well.

John Christopher Hodulik

UBS Investment Bank, Research Division

And has the ad server lived up to expectations? Is it driving demand?

Gregory K. Peters

Co-CEO, President & Director

Yes, our own ad stack, yes, it’s incredible to be on our own ad stack because essentially, we can now go incredibly quickly and run with high velocity. And we’re delivering along essentially the dimensions that we’ve talked about before, which is more demand sources. So we’ve added Amazon as a DSP, we’ve added AJA in Japan. It’s better targeting personalization, better measurement. We’ve got a long — good work we’ve been doing there. It’s also new ad format, so we’re actually deploying interactive ad formats, and we’ll continue that line of investment. But it just allows us to go even more quickly. We’ve got a long list of the same kind of ads in ‘26 more demand sources, measurement targeting more formats. And then ‘27, we start to move into a really fun space of sort of nondeterministic targeting model-based approaches that you’ve seen some of the bigger advertisers out there, leverage to great effect.

And so we’re super excited about that at the end of the day, too. And we just think this is — again, we see the velocity that we’re getting and we see we’re going to be able to deliver more and more for our advertisers while making a great experience for our members.

John Christopher Hodulik

UBS Investment Bank, Research Division

The tech stack in general is a big strength for you, for Netflix. How are you incorporating Gen AI into the recommendation and making the product better.

Gregory K. Peters

Co-CEO, President & Director

Yes. Maybe to start with this that we’ve been in the AI and ML business for 2 decades. So we’re well versed in how this works. We think that we’re in a differentially well-suited position to take advantage of these newer generative approaches. Most of that’s because we’ve got scale consumer-facing products, so a place to attach those technologies to scaled business products. And we’ve got large sets of well-ordered data, which is sort of the fuel that allows those models and engines to work very well.

So we’re going to mostly deliver in, I’d say, 3 spaces. One, the first primary space is the member space. Better personalization, the ability to deliver high-quality personalization against new content types. So as we expand the universe of content that we’re serving, we’re able to deliver high-quality personalization very quickly in those spaces. And then new types of consumer experiences. So think about things like a conversational search experience where you’re going to have a conversation with UI and get discovery and get recommendations as a result.

So super excited about that. Ads is a very rich space that we think we can deliver some of these technologies into as well, whether it’s targeting — it’s also things like modifying brand creative to fit in the title creative universe and make that a conversation and a process that we happened in a very limited way before it’s very cumbersome, but now we can accelerate and expedite that process.

And maybe the third area...

Theodore A. Sarandos

Co-CEO, President & Director

The creative side. I mean the technology is obviously moving very fast, and we’re trying to think about all the different ways that creative AI tools can help creators tell better stories. And I think it’s very important when you think about AI’s contribution to the creative process and the idea of what those outputs are. And I think it’s very important for — and we can see that in the way people connect with content. It will be great if it improves some of the efficiencies of the production cycle.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

But the idea that it’s just got to be faster and cheaper is not good enough. It has to be better first. And then if it’s faster and cheaper, that’s great. But if it is just faster and cheaper without being better, it’s going to be bad for everybody. So I think right now, what we’re seeing is that those tools are iterating, we’re iterating them alongside of filmmakers who are excited to work with the technology and figure it out.

And it’s basically — we think about it much more akin to the advances in VFX and all those kind of things that have happened. Movie making is filled with technology. You’ll probably see Avatar over Christmas, that’s doing things that people couldn’t have even dreamt about a couple of years ago and incorporating new technology into the creative storytelling process that we are enormously supportive of. And I don’t think it works as just as a cost-cutting tool. I think you’ll alienate audiences, and it will be bad for everybody.

John Christopher Hodulik

UBS Investment Bank, Research Division

Is AI, in your view, make short-form platforms more powerful and create more competition for Netflix in terms of engagement?

Theodore A. Sarandos

Co-CEO, President & Director

Look, there’s a case to be made that’s the opposite, and it’s that more and more content that’s coming out that people are less and less attached to and more — less passionate about it. The content creation starts with a great story. Starts with great writing, all those kind of things that happen. That have to happen before audiences connect.

We have a lot of things that you put in all those efforts and people just go to the next one. And that’s failure. But I would say what’s happening now is that’s built for people to go to the next one. And so I don’t know that necessarily that strengthens them for the long haul. It’s interesting. It’s fun. It probably adds to a level of freshness to it. But I don’t know that it improves in my earlier point, better, faster and cheaper.

Gregory K. Peters

Co-CEO, President & Director

Ultimately, we believe that telling stories incredibly well consistently is a very scarce commodity out there. And we believe we’ve got the business model, the best business model for those creators. And so ultimately, we feel like they’ll find their home at Netflix.

Theodore A. Sarandos

Co-CEO, President & Director

You’d have to fundamentally believe that there are — all of us have a great story in us. I don’t think we do. Sorry.

Gregory K. Peters

Co-CEO, President & Director

There’s some evidence to support that.

Theodore A. Sarandos

Co-CEO, President & Director

There’s a real skill there in being able to be a great writer and a great storyteller and...

John Christopher Hodulik

UBS Investment Bank, Research Division

Do you think you guys think AI enhances the value of IP and the library, I mean over time, does it help you tell the stories better?

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Theodore A. Sarandos

Co-CEO, President & Director

You also have to be careful not to trash it with it. That’s what I was getting at. I think it’s really important that you apply it in a way that it helps consumers. That helps fans — it feeds fandom versus running the risk of destroying it.

Gregory K. Peters

Co-CEO, President & Director

I think that’s right. But if you do think that there’s this commodity layer of content sea, ocean, universe out there, then what sets you apart, what differentiates you from that? I think IP can do some of that work.

John Christopher Hodulik

UBS Investment Bank, Research Division

Maybe quickly on video games. Are the video game efforts scaling as you expected? Are they contributing to engagement and maybe subscriber growth through churn or just lay that out for us...

Gregory K. Peters

Co-CEO, President & Director

Yes. We’ve been doing a lot of work over the last couple of years. A lot of it has been, I’d say, in 2 categories, building, plumbing, if you will, building the infrastructure to create development environments for people to author games and bring those games to the service. And a lot of work has actually been also understanding the strategy and sort of seeing, as we always say, you never know what you’ve got until you get out there with consumers and you figure it out.

So we’ve learned a lot from that. Now we’re at the point where we’re really unlocking sort of the value of the strategic refinements that we’ve made which have been super exciting. You see a couple of different categories that we’re really going after and we feel are consistent with what we — the value we can deliver to members, which is differential, which is take immersive narrative games that are based on IP that we have. So you can imagine fans of Squid Games, going super deeper into that universe. It was actually fun because we did a fun game around golf, but not like I’d say an incredible masterpiece of the game around golf and then with Happy Gilmore, you see all these people that are playing it. So you see that need there. Kids is another space. We think we can give a very safe space for kids, no in-app payments, no ads and just give them a place to play there. Also taking story game IP and just finding another distribution range for that. We did it with Grand Theft Auto. We just released Red Dead Redemption, which as you can see is topping the game charts on mobile. So that’s another great example that’s there.

And the fourth one is when we think about is social games. This is like family game nights, reinvented or maybe even the extension of what used to be the game show, right? And we released a bunch of games on the TV that is designed for folks to sit around the TV with our phones as controller and play, I think Boggle, Pictionary, LEGO. And we’re seeing really big take-up in that — and then we’ve got a new game, quiz show game coming, Best Guess, which is super exciting, which gets into a little bit that game show space. And how do we bring interactivity into the linear world too because we see this really world as blending. And so now we’re definitely seeing those numbers come up in terms of...

Theodore A. Sarandos

Co-CEO, President & Director

Across games and live and all the other new skill sets that we’re building on...

Gregory K. Peters

Co-CEO, President & Director

Back to thinking about all these things working together.

Theodore A. Sarandos

Co-CEO, President & Director

Did you get a chance to play with any of the games at home that’s over the on and did play any of the party games yet?

Gregory K. Peters

Co-CEO, President & Director

Take a chance, all right.

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NETFLIX, INC. COMPANY CONFERENCE PRESENTATION - PRELIMINARY COPY DEC 08, 2025

Theodore A. Sarandos

Co-CEO, President & Director

You’ll have fun.

John Christopher Hodulik

UBS Investment Bank, Research Division

Does the Warner Bros. assets enhance the — or accelerate the success on the gaming side?

Gregory K. Peters

Co-CEO, President & Director

Yes. And maybe worth going back again to sort of how we thought about the deal and building our valuation model, while they definitely have been doing some great work in the game space, we actually didn’t attribute any value to that from the get-go because they’re relatively minor compared to the grand scheme of things. Now we are super excited because some of those properties that they’ve built, Hogwarts is a great example of that, have been done quite well, and we think that we can incorporate that into what we’re offering. They’ve got great studios and great folks working there. So we think that there’s definitely an opportunity there. But just to be clear, we haven’t built that into our deal model.

Theodore A. Sarandos

Co-CEO, President & Director

Got it. And by the way, I’ll just — IP enhancements that will come from gaming would apply to all those.

Gregory K. Peters

Co-CEO, President & Director

Yes. That’s right.

John Christopher Hodulik

UBS Investment Bank, Research Division

Okay. Maybe 1 last question on — on a stand-alone basis. How should we think about sort of stand-alone Netflix sort of content spending over the next several years. Again, on a stand-alone basis probably won’t come into play but your visibility in terms of margin expansion that you have right now?

Gregory K. Peters

Co-CEO, President & Director

Yes. So just the core engine of our business has been deliver more value, more entertainment value to our customers. And then we have got a business model which we feel is very effective for getting paid for that in terms of revenue and ultimately growing profit. So if you go back to the view hours, 8% in the United States. We’re under 10% in every country that we serve. We believe there’s ample opportunity to essentially continue to grow that value that we are delivering and grow the business as a result. We’re at $18 billion ‘26 content spend. We anticipate we have opportunity to grow that for — in the future, $30 billion combined entities. We have the ability to grow that as well. And we have a model where that sort of content expense, we grow revenue higher than the content expense that allows us to expand margin then we believe we’re going to continue to do that going forward, and we’re excited about that opportunity.

Theodore A. Sarandos

Co-CEO, President & Director

That’s just the thing to reiterate, which is that we have been growing content spend and expanding margin as a stand-alone and we’ve modeled to do that in the future as well.

Gregory K. Peters

Co-CEO, President & Director

Yes, under any condition basically.

John Christopher Hodulik

UBS Investment Bank, Research Division

Okay. That’s great. Any wrap-up comments?

Theodore A. Sarandos

Co-CEO, President & Director

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If you wrapping up, I just would like to say something obviously to the folks in this room and the folks on the stream, many of whom have been owners of Netflix for the long haul while we’ve navigated some really complicated things is that we are going into a deal that we are really excited about. We think this deal with Warner Bros. is good for our shareholders. We think it’s good for consumers. We think it’s good for creators. We think it’s great for the entertainment industry as a whole because we’re creating and protecting jobs in production and we’re going to continue to grow the business and which we’re really excited about. And we just wanted to say to all of you that we’ve appreciated you sticking with us through these things. And this is, in many ways, not as complicated as many of the things we’ve already done. So we look forward to the next phase of this and getting this deal approved and moving forward. We’re very excited

Gregory K. Peters

Co-CEO, President & Director

And we’re looking forward to delivering all the value that we see in that deal for everyone

John Christopher Hodulik

UBS Investment Bank, Research Division

Fantastic. Greg, Ted, thanks for being.

Theodore A. Sarandos

Co-CEO, President & Director

Thank you.

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* * *

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix, Inc.’s (“Netflix”) and Warner Bros. Discovery, Inc.’s (“WBD”) current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Discovery Global business and Warner Bros. business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of WBD’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Netflix intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the proposed transaction and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. WBD also intends to file a registration statement for the newly formed subsidiary of WBD that will be spun off from WBD prior to the closing of the proposed transaction. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE

PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 15, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.